FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 OR 15d-16 UNDER the Securities Exchange Act of 1934

 For February 20, 2025

Commission File Number: 001-15246

 LLOYDS BANKING GROUP PLC

5th Floor
25 Gresham Street

 London EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

EXPLANATORY NOTE

On February 20, 2025, Lloyds Banking Group plc sent its annual report for fiscal year 2024 to its shareholders, which is attached hereto as Exhibit 99.1.

Exhibit List

Exhibit No.	Description
99.1	Annual Report, dated as of February 20, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP PLC (Registrant)

Dated:	20 February 2025	By:	/s/ William Chalmers
			Name:	William Chalmers
			Title:	Chief Financial Officer